UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

CATASYS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44919F104

(CUSIP Number)

David E. Smith

c/o Coast Asset Management, LLC

11150 Santa Monica Boulevard, Suite 1400

Los Angeles, California 90025

(310) 576-3502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 2 OF 9 PAGES

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David E. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

84,809 shares (See Item 5)
	8	SHARED VOTING POWER

1,780,067 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER

84,809 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER

1,780,067 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,864,876 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3% (See Item 5)
14.	TYPE OF REPORTING PERSON*

IN – Individual

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 3 OF 9 PAGES

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shamus, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0 shares (See Item 5)
	8	SHARED VOTING POWER

1,780,067 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER

0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER

1,780,067 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,780,067 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8% (See Item 5
14.	TYPE OF REPORTING PERSON*

OO – Limited Liability Company

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 4 OF 9 PAGES

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Coast Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0 shares (See Item 5)
	8	SHARED VOTING POWER

1,780,067 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER

0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER

1,780,067 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,780,067 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8% (See Item 5)
14.	TYPE OF REPORTING PERSON*

PN – Partnership

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 5 OF 9 PAGES

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Coast Offshore Management (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS* WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0 shares (See Item 5)
	8	SHARED VOTING POWER

1,780,067 shares (See Item 5)
	9	SOLE DISPOSITIVE POWER

0 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER

1,780,067 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,780,067 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.8% (See Item 5
14.	TYPE OF REPORTING PERSON*

CO – Corporation

* See Instructions

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 6 OF 9 PAGES

This Amendment No. 15 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2010, as amended by (i) Amendment No. 1 thereto, filed with the SEC on October 21, 2011, (ii) Amendment No. 2 thereto, filed with the SEC on November 3, 2011, (iii) Amendment No. 3 thereto, filed with the SEC on November 17, 2011, (iv) Amendment No. 4 thereto, filed with the SEC on December 12, 2011, (v) Amendment No. 5 thereto, filed with the SEC on February 2, 2012, (vi) Amendment No. 6 thereto, filed with the SEC on April 23, 2012, (vii) Amendment No. 7 thereto, filed with the SEC on September 20, 2012, (viii) Amendment No. 8 thereto, filed with the SEC on December 10, 2012, (ix) Amendment No. 9 thereto, filed with the SEC on April 16, 2013, (x) Amendment No. 10 thereto, filed with the SEC on October 17, 2013, (xi) Amendment No. 11 thereto, filed with the SEC on June 3, 2014, (xii) Amendment No. 12 thereto, filed with the SEC on October 26, 2015, (xiii) Amendment No. 13 thereto, filed with the SEC on January 5, 2017, and (xiv) Amendment No. 14 thereto, filed with the SEC on February 7, 2018 (collectively, this “Schedule 13D”) by David E. Smith (“Mr. Smith”) and certain other reporting persons, with respect to the common stock, par value $0.0001 per share, of Catasys, Inc. (“Common Stock”), a Delaware corporation (“Catasys”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to add the following information:

On August 2, 2018, Catasys granted to Mr. Smith options to purchase 32,715 shares of Common Stock at $7.50 per share (the “August 2018 Options”). The August 2018 Options were granted to Mr. Smith for his service on the board of directors of Catasys. 10,905 of the August 2018 Options vested upon issuance. The remaining 21,810 shares will vest on a quarterly basis through December 31, 2019.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 4.

Mr. Smith received the August 2018 Options in connection with his service on the board of directors of Catasys and is holding them for investment purposes.

Shamus, LLC is reporting the disposition of Common Stock in a series of transactions. The purpose of the transactions is for general investment purposes.

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 7 OF 9 PAGES

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a), 5(b) and 5(c) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)

Shamus beneficially owns, in the aggregate, 1,780,067 shares of Common Stock (the “Shamus Shares”), representing approximately 10.8% of the outstanding Common Stock.(1) The Shamus Shares are comprised of (i) 172,461 shares of Common Stock issuable upon exercise of warrants previously acquired by Shamus, and (ii) 1,607,606 shares of Common Stock previously acquired by Shamus.

As the sole member of Shamus, The Coast Fund L.P. (the “Coast Fund”) may be deemed to beneficially own all Common Stock beneficially owned by Shamus. Similarly, as the managing general partner of the Coast Fund, Coast Offshore Management (Cayman), Ltd. (“Coast Offshore Management”) may be deemed to beneficially own all Common Stock beneficially owned by the Coast Fund. Except to the extent it is deemed to beneficially own any Common Stock beneficially owned by Shamus, neither the Coast Fund nor Coast Offshore Management beneficially owns any Common Stock.

As the president of Coast Offshore Management, Mr. Smith may be deemed to beneficially own all Common Stock beneficially owned by Coast Offshore Management, Coast Fund and Shamus. In addition, Mr. Smith directly owns (i) 1,571 shares of Common Stock, (ii) 19,084 shares of Common Stock issuable upon the exercise of the August 2018 Options that are either currently exercisable or will become exercisable within 60 calendar days, and (iii) 64,155 shares of Common Stock issuable upon the exercise of options previously granted to Mr. Smith for his service on the Board of Directors of Catasys that are currently exercisable or will become exercisable within 60 calendar days. As a result, Mr. Smith may be deemed to beneficially own, in the aggregate, 1,864,876 shares of Common Stock, representing approximately 11.3% of the outstanding Common Stock.

(c)	The information set forth in Item 3 above is incorporated by reference into this Item 5(c).

The trading dates, number of Common Stock purchased and sold and price per Common Stock for all transactions in the Common Stock by the Reporting Persons since March 15, 2019 are set forth in Exhibit A

Item 6.	contracts, arrangements, understandings or relationships with respect to securities of the issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

The information set forth in Item 3 above is incorporated by reference into this Item 6.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to add the following information:

Exhibit A:	Transactions in the Common Stock since March 15, 2019.

(1)     All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 16,205,146 shares of Common Stock issued and outstanding as of April 18, 2019, as set forth in the Definitive Proxy Statement on Schedule 14A filed by Catasys with the SEC on April 22, 2019, (ii) an estimated 172,461 shares of Common Stock issuable upon exercise of all warrants held by Shamus, and (iii) an estimated 83,239 shares of Common Stock issuable upon the exercise of options granted to Mr. Smith for his service on the Board of Directors of Catasys that are exercisable or will become exercisable within 60 calendar days.

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 8 OF 9 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2019

DAVID E. SMITH

/s/ David E. Smith

COAST OFFSHORE MANAGEMENT (CAYMAN), LTD.

By: /s/ David E. Smith
Name: David E. Smith Title: President

THE COAST FUND L.P.

By: COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By: /s/ David E. Smith
Name: David E. Smith Title: President

SHAMUS, LLC

By: THE COAST FUND L.P., its sole member

By: COAST OFFSHORE MANAGEMENT (CAYMAN), LTD., its managing general partner

By: /s/ David E. Smith
Name: David E. Smith Title: President

CUSIP No. 44919F104	SCHEDULE 13D/A	PAGE 9 OF 9 PAGES

Exhibit A

Transactions in the Issuer's Common Stock

Date of Transaction	Number of Shares Purchase/(Sold)[2]	Price per Share
3/15/2019	(11,175)	14.19
3/18/2019	(16,470)	14.11
3/19/2019	(5,176)	14.19
3/19/2019	(15,596)	14.1915
3/19/2019	(12,355)	14.1
3/19/2019	(14,824)	14.2346
3/21/2019	(7,543)	13.95
3/22/2019	(100)	13.95
3/25/2019	(16,322)	13.8
3/26/2019	(10,439)	13.84
3/26/2019	(16,276)	13.92
4/2/2019	(8,724)	14.05
4/3/2019	(23,090)	14.09
4/11/2019	(99)	13.88
4/24/2019	(58,984)	13.9600
4/25/2019	(76,789)	15.2755
4/26/2019	(45,792)	15.7588
4/29/2019	(5,023)	15.98

2 The price shown is a weighted average sale price for shares sold in multiple transactions. The sale prices ranged from (i) $13.90 to $14.25 on March 15, 2019, (ii) 13.90 to 14.3507 on March 18, 2019, (iii) $13.96 to $15.2025 on April 24, 2019, (iv) $15.01to $15.76 on April 25, 2019, and (v) $15.60 to $15.98 per share on April 26, 2019. The Reporting Person will provide to the issuer, any security holder of the issuer, or the SEC staff, upon request, information regarding the number of shares sold at each price within the range.